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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.3)*

AutoImmune Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

052776101
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	052776101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joel Lusman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
2,733,300

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
2,733,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,733,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No	052776101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lusman Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
2,733,300

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
2,733,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,733,300

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No	052776101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lusman Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
1,317,237

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
1,317,237

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,317,237

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No	052776101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lusman Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
1,317,237

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
1,317,237

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,317,237

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No	052776101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lusman Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER
0

6.	SHARED VOTING POWER
926,663

7.	SOLE DISPOSITIVE POWER
0

8.	SHARED DISPOSITIVE POWER
926,663

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
926,663

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.5%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Item 1.	(a).	Name of Issuer:
AutoImmune Inc.

(b).	Address of issuer's principal executive offices:
1199 Madia Street
Pasadena, CA 91103

Item 2.	(a).	Name of person filing:
Joel Lusman
Lusman Capital Management, LLC
Lusman Capital GP, LLC
Lusman Partners, LP
Lusman Master Fund, Ltd.

(b).	Address or principal business office or, if none, residence:
	Joel Lusman:	717 Fifth Avenue, 14th Floor New York, NY 10022
	Lusman Capital Management, LLC:	717 Fifth Avenue, 14th Floor New York, NY 10022
	Lusman Capital GP, LLC:	717 Fifth Avenue, 14th Floor New York, NY 10022
	Lusman Partners, LP:	717 Fifth Avenue, 14th Floor New York, NY 10022
	Lusman Master Fund, Ltd.:	c/o Goldman Sachs Administration Services Hardwicke House, 2nd Floor Hatch Street Dublin 2 Ireland

(c).	Citizenship:
Joel Lusman: United States of America
Lusman Capital Management, LLC: Delaware
Lusman Capital GP, LLC: Delaware
Lusman Partners, LP: Delaware
Lusman Master Fund, Ltd.: Cayman Islands

(d).	Title of class of securities:
Common Stock, par value $0.01 per share

(e).	CUSIP No.:
052776101

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
	Joel Lusman:	2,733,300
	Lusman Capital Management, LLC:	2,733,300
	Lusman Capital GP, LLC:	1,317,237
	Lusman Partners, LP:	1,317,237
	Lusman Master Fund, Ltd.:	926,663

(b)	Percent of class:
	Joel Lusman:	16.1%
	Lusman Capital Management, LLC:	16.1%
	Lusman Capital GP, LLC:	7.7%
	Lusman Partners, LP:	7.7%
	Lusman Master Fund, Ltd.:	5.5%

(c)	Number of shares as to which the person has:
Joel Lusman

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,733,300	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,733,300	.

Lusman Capital Management, LLC

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	2,733,300	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	2,733,300	.

Lusman Capital GP, LLC

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,317,237	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,317,237	.

Lusman Partners, LP

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,317,237	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,317,237	.

Lusman Master Fund, Ltd.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	926,663	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	926,663	.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1)..

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to [insert particular category of institutional investor] is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).  I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2010
(Date)

Joel Lusman*
/s/ Joel Lusman
(Signature)

Joel Lusman
(Name/Title)

February 12, 2010
(Date)

Lusman Capital Management, LLC*
By: /s/ Joel Lusman
(Signature)

Name: Joel Lusman
Title: Managing Member
(Name/Title)

February 12, 2010
(Date)

Lusman Capital GP, LLC*
By: /s/ Joel Lusman
(Signature)

Name: Joel Lusman
Title: Managing Member
(Name/Title)

February 12, 2010
(Date)

Lusman Partners, LP*
By: /s/ Joel Lusman
(Signature)

Name: Joel Lusman
Title: Managing Member of Lusman Capital GP, LLC, its General Partner
(Name/Title)

February 12, 2010
(Date)

Lusman Master Fund, Ltd.*
By: /s/ Joel Lusman
(Signature)

Name: Joel Lusman
Title: Director
(Name/Title)
* Each of the Reporting Persons disclaims beneficial ownership in the shares reported herein except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

 Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13G dated February 12, 2010 relating to the Common Stock, par value $0.01 per share of AutoImmune Inc., shall be filed on behalf of the undersigned.

Joel Lusman

/s/ Joel Lusman
----------------------------
   Joel Lusman

Lusman Capital Management, LLC

By: /s/ Joel Lusman
    -------------------------------
Name:  Joel Lusman
Title: Managing Member

Lusman Capital GP, LLC

By: /s/ Joel Lusman
    -------------------------------
Name:  Joel Lusman
Title: Managing Member

Lusman Partners, LP

By: /s/ Joel Lusman
    -------------------------------
Name:  Joel Lusman
Title: Managing Member of Lusman Capital GP, LLC, its General Partner

Lusman Master Fund, Ltd.

By: /s/ Joel Lusman
    -------------------------------
Name:  Joel Lusman

SK 25583 0001 1068700